                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 3

                                 AGENCY.COM LTD.
                                 ---------------
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title and Class of Securities)

                                    008447104
                                    ---------
                                  (CUSIP Number)

                               Michael P. Tierney
                             Chief Executive Officer
                             Seneca Investments LLC
                               437 Madison Avenue
                            New York, New York 10022
                                 (212) 415-3787
           -----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 1, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         See ss.240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                              (Page 1 of 9 Pages)

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-------------------                                           ------------------
CUSIP NO. 008447104                   13D/A                   PAGE 2 OF 9 PAGES
-------------------                                           ------------------

--------------- ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Seneca Investments LLC
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|
                                                                        (b)  |_|
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS

                OO
--------------- ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                |_|

--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------- ----------------------------------------------------------------
                                 7      SOLE VOTING POWER

                                        27,927,052 shares
  NUMBER OF                 ----------- ----------------------------------------
   SHARES                        8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                              None
    EACH                    ----------- ----------------------------------------
  REPORTING                      9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                        27,927,052 shares
                            ----------- ----------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        None
--------------- ----------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                27,927,052 shares
--------------- ----------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES* |_|

--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                65.2%
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON
                OO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------


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-------------------                                           ------------------
CUSIP NO. 008447104                   13D/A                   PAGE 3 OF 9 PAGES
-------------------                                           ------------------

--------------- ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Pegasus Investors II, LP
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|
                                                                        (b)  |_|
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS

                OO
--------------- ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                |_|

--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------- ----------------------------------------------------------------
                                 7      SOLE VOTING POWER

                                        None
  NUMBER OF                 ----------- ----------------------------------------
   SHARES                        8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                              None
    EACH                    ----------- ----------------------------------------
  REPORTING                      9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                        None
                            ----------- ----------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        None
--------------- ----------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                None
--------------- ----------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES* |_|

--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                None
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                PN
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP NO. 008447104                   13D/A                   PAGE 4 OF 9 PAGES
-------------------                                           ------------------

--------------- ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Pegasus Investors II GP, LLC
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|
                                                                        (b)  |_|
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS

                OO
--------------- ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                |_|

--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------- ----------------------------------------------------------------
                                 7      SOLE VOTING POWER

                                        None
  NUMBER OF                 ----------- ----------------------------------------
   SHARES                        8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                              None
    EACH                    ----------- ----------------------------------------
  REPORTING                      9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                        None
                            ----------- ----------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        None
--------------- ----------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                None
--------------- ----------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES* |_|

--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                None
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                OO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP NO. 008447104                   13D/A                   PAGE 5 OF 9 PAGES
-------------------                                           ------------------

--------------- ----------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Omnicom Group Inc.
--------------- ----------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  |_|
                                                                        (b)  |_|
--------------- ----------------------------------------------------------------
      3         SEC USE ONLY

--------------- ----------------------------------------------------------------
      4         SOURCE OF FUNDS

                OO
--------------- ----------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                |_|

--------------- ----------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                New York
--------------- ----------------------------------------------------------------
                                 7      SOLE VOTING POWER

                                        None
  NUMBER OF                 ----------- ----------------------------------------
   SHARES                        8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                              None
    EACH                    ----------- ----------------------------------------
  REPORTING                      9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                        None
                            ----------- ----------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        None
--------------- ----------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                None
--------------- ----------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES* |_|

--------------- ----------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                None
--------------- ----------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                CO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

         This amendment amends and supplements the information set forth in the Statement on Schedule 13D (as amended, this "STATEMENT") originally filed on May 14, 2001 relating to the common stock of Agency.com Ltd. In addition to the Items specified below, each other item of the Statement to which the information set forth below is relevant is amended thereby.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Statement is amended by adding the following disclosure.

         On October 1, 2001, the May 14, 2001 agreement among Seneca and the management stockholders was amended to include one of Agency's executive vice presidents as an additional selling management stockholder. The four selling stockholders, including Agency's Chief Executive Officer, sold an aggregate of 7,998,774 Agency common shares to Seneca for an initial aggregate payment of $7,545,244, or $0.9433 per share. In connection with the amendment of the agreement:

         o Some of the selling management stockholders contributed 1.45 million shares to the capital of Agency and some of the selling management stockholders further agreed to have their options to purchase Agency common shares cancelled, in each case without any payment therefor.

         o The payment of $0.47 per share, which was to be made upon the closing of the merger under the terms of the original management share purchase/sale agreement, was eliminated.

         o The parties agreed that Agency could establish retention and incentive arrangements for Agency employees, including officers, as contemplated by the original share purchase agreement. Agency has informed Seneca that it expects to pay an aggregate of $1.3 million of retention bonuses to Agency employees, which may include executives, under this arrangement. Subsequent incentive bonuses may be paid based upon the earnings of Agency. These incentive bonus amounts will be calculated in accordance with a formula substantially similar to the earn-out formula under the amended management share purchase/sale agreement based on an equivalent of 2.9 million shares.

         o The earn-out formulas, which calculated future payments to be made under the original agreement, were revised in a number of respects as set forth in EXHIBIT 1 hereto.

         The foregoing description of the amendment to the management share purchase/sale agreement is qualified in its entirety by EXHIBIT 1 attached hereto, which is incorporated herein by reference.

         Giving effect to the purchase, Seneca beneficially owns 27,927,052 Agency common shares as of the date of this Amendment. Pegasus Investors, Pegasus and Omnicom and their respective affiliates (other than Seneca and its subsidiaries) continue to disclaim beneficial ownership of all such Agency common shares.


                              (Page 6 of 9 Pages)

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended by replacing EXHIBIT 1 with the following.

1. Amended and Restated Share Purchase Agreement dated October 1, 2001 by and among Seneca Investments LLC, E-Services Investments Agency Sub LLC and the stockholders party thereto (filed herewith).











                              (Page 7 of 9 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


October 2, 2001

                                     SENECA INVESTMENTS LLC


                                     By: /s/ GERARD A. NEUMANN
                                         ------------------------------------
                                         Chief Financial Officer


                                     PEGASUS INVESTORS II, LP

                                     By: Pegasus Investors II GP, LLC, its
                                              General Partner


                                     By: /s/ ANDREW BURSKY
                                         ------------------------------------
                                         Vice President


                                     PEGASUS INVESTORS II GP, LLC


                                     By: /s/ ANDREW BURSKY
                                         ------------------------------------
                                         Vice President


                                     OMNICOM GROUP INC.


                                     By: /s/ RANDALL J. WEISENBURGER
                                         ------------------------------------
                                         Executive Vice President


                              (Page 8 of 9 Pages)

                                  EXHIBIT INDEX


1. Amended and Restated Share Purchase Agreement dated October 1, 2001 by and among Seneca Investments LLC, E-Services Investments Agency Sub LLC and the stockholders party thereto (filed herewith).
























                              (Page 9 of 9 Pages)